

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

November 9, 2017

Via E-mail
Ms. Lori Stansfield
Chief Financial Officer
Mentor Capital, Inc.
511 14th Street, Suite A-2, A-4, A-6
Ramona, CA 92065

> **Re: Mentor Capital, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 28, 2017**
> **File No. 000-55323**

Dear Ms. Stansfield:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities